Financial Statements and Supplemental Schedule

Knight Ridder 401k Plan
December 31, 2007 and 2006, and for the Year Ended December 31, 2007
With Reports of Independent Registered Public Accounting Firms

Knight Ridder 401k Plan

Financial Statements
and Supplemental Schedule

December 31, 2007 and 2006, and
for the Year Ended December 31, 2007

Table of Contents

Reports of Independent Registered Public Accounting Firms......................................................................1

Audited Financial Statements

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held At End of Year).............................................................15

Report of Independent Registered Public Accounting Firm

To the Participants of the Knight Ridder 401k Plan and The McClatchy Company Retirement Committee:

We have audited the accompanying statements of net assets available for benefits of the Knight Ridder 401k Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche, LLP

San Francisco, CA
June 27, 2008

Report of Independent Registered Public Accounting Firm

To the Participants and The McClatchy Company Retirement Committee:

We have audited the accompanying statement of net assets available for benefits of the Knight Ridder 401k Plan as of December 31, 2006. This statement of net assets available for benefits is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this statement of net assets available for benefits based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP

Sacramento, California

June 25, 2007

Knight Ridder 401k Plan

Statements of Net Assets Available for Benefits

	December 31, 2007	December 31, 2006

Assets
Investments, at fair value	$611,306,419	$649,141,810
Net assets available for benefits	$611,306,419	$649,141,810

See notes to financial statements.

Knight Ridder 401k Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007

Additions
Net depreciation in fair value of investments	$(27,840,395)
Interest and dividend income	41,597,382

Contributions:
Employer	7,399,066
Participants	25,122,786
Total contributions	32,521,852

Other additions	571,645
Total additions	46,850,484

Deductions
Benefits paid to participants	84,248,061
Transfers to related plans	401,907
Fees and other deductions	35,907
Total deductions	84,685,875
Net decrease	(37,835,391)

Net assets available for benefits:
Beginning of year	649,141,810
End of year	$611,306,419

See notes to financial statements.

Knight Ridder 401k Plan

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

The following description of the Knight Ridder 401k Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

Acquisition & Disposition Transactions

On June 27, 2006, The McClatchy Company (the “Company” or “McClatchy”) completed the purchase of Knight-Ridder, Inc. (“Knight Ridder”) pursuant to a definitive merger agreement entered into on March 12, 2006, under which the Company paid Knight Ridder shareholders a per share price consisting of $40.00 in cash and .5118 of a Class A McClatchy common share (the “Acquisition”).

In conjunction with the Acquisition, the Company divested 12 Knight Ridder newspapers for strategic and antitrust reasons. The divested newspapers were the Philadelphia Inquirer; Philadelphia Daily News; San Jose Mercury News; St. Paul Pioneer Press; Akron Beacon Journal (OH); Wilkes Barre Times Leader (PA); Aberdeen American News (SD); Grand Forks Herald (ND); Ft. Wayne News-Sentinel (IN); Contra Costa Times (CA); Monterey Herald (CA); and Duluth News Tribune (MN). Four of the 12 newspapers were sold concurrently with the closing of the Acquisition. The remaining eight newspapers were owned for periods ranging from two days to 36 days following the closing of the Acquisition.  Participants who were employees of the 12 divested newspapers ceased participation in the Plan and became 100% vested in any employer contribution accounts. As of December 31, 2006, substantially all of the amount owed to the participants of the 12 divested papers had been paid by the plan.  The Company also sponsors The McClatchy Company Deferred Compensation and Investment Plan (“the McClatchy Plan”).  During 2007, certain former Knight Ridder employees became eligible to participate in the McClatchy Plan.  Some of these employees transferred their accounts from the Plan to the McClatchy Plan.  The aggregate amount transferred totaled $401,907.

Knight Ridder 401k Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

General

The Plan is a defined contribution plan covering substantially all of the Company’s employees who were former Knight Ridder employees. In most cases, an eligible employee can participate after completing one year of service, as defined in the plan document (at least 1,000 hours during the first twelve months of employment or during a plan year that begins after hire) or, if earlier, upon contributing substantially all of a vested lump sum benefit earned under a qualified retirement plan maintained by a previous employer.

The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code (the “Code”), and includes a qualified cash or deferred arrangement as defined in Section 401(k) of the Code, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Knight Ridder and its affiliates were members of the Knight-Ridder, Inc. consolidated group through June 26, 2006.  The plan sponsor was changed from Knight Ridder to the Company effective June 27, 2006.

Contributions

Subject to annual limits, participants in the Plan may elect to contribute, on a pre-tax basis, up to 75% of their eligible compensation as defined by the Plan. Amounts representing distributions from other qualified defined contribution or defined benefit plans may be rolled into this Plan. Most participants may also contribute up to 20% of their compensation on an after-tax basis. The Company generally makes matching contributions of 50% of the first 6% of compensation that a participant contributes to the Plan per pay period up to an annual maximum.

Participants who are age 50 or older by the end of the year can make special “catch-up” contributions above the plan limits.  The maximum special “catch-up” contribution amount allowed by the Internal Revenue Service was $5,000 in 2007 and 2006.

Certain employee groups earn matching contributions under alternative provisions as approved by the Plan’s retirement committee, including no match in certain cases. In some cases, the Company makes contributions other than matching contributions. No significant other contributions were made during 2007.  Details of these provisions are available in the plan document.

Knight Ridder 401k Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

Participants are allowed to direct their contributions into any of the Plan’s investment fund options. Through June 26, 2006, they were also allowed to immediately redirect employer contributions from the Knight Ridder Common Stock Fund into any of the Plan’s other investment options. On June 27, 2006, the Knight Ridder Common Stock Fund was converted into the McClatchy Common Stock Fund. Contributions into the McClatchy Common Stock Fund, which invests primarily in shares of McClatchy common stock, are no longer permitted as of June 27, 2006; however, participants can transfer monies out of this fund.  By December 31, 2008, all balances in the McClatchy Common Stock Fund will be transferred out of the fund into the other fund investments based on the participant’s elections or the participant’s default fund.

Contributions into the Walt Disney Company Common Stock Fund, which invests primarily in shares of Walt Disney Company common stock, are no longer permitted; however, participants can transfer monies out of this fund. By December 31, 2008, all balances in the Walt Disney Company Common Stock Fund will be transferred out of the fund into the other fund investments based on the participant’s elections or the participant’s default fund.

Participant Accounts

Each participant’s account is credited with the participant’s voluntary contributions and allocations of: (i) Company matching contributions and (ii) Plan earnings and losses. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in Company matching contributions is based on years of service. Participants generally become 25% vested after two years of service, 50% vested after three years of service, 75% vested after four years of service, and 100% vested after five years of service.  Two-year 100% vesting applies to a participant who was an employee of Knight Ridder Digital.

Knight Ridder 401k Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting (continued)

Participants forfeit non-vested Company contributions and earnings upon termination of employment. All amounts forfeited are used to first restore previously forfeited nonvested account balances for currently rehired former participants, if any, and then to reduce future Company matching contributions.  Amounts forfeited for the year ended December 31, 2007 were not considered material.

Participant Loans

Participants may borrow from their fund accounts an amount equal to the lesser of $50,000 or 50% of their vested account balance. The minimum amount a participant can borrow is $500. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates. Loan terms may not exceed five years unless the loan is used to purchase the participant’s primary residence, in which case repayment must be made within 15 years. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Following termination of employment, retirement, disability or death, distribution to a participant shall be made in a lump sum cash payment except as otherwise provided in the plan document. In service distributions to employees are limited to the distribution of after-tax contributions and earnings, distribution after age 59½, or when certain hardship criteria are met.

Administrative Expenses

Fees and expenses of the Plan for legal, accounting, and other administrative services may be paid directly by the Company, or at the Company’s discretion, may be paid in whole or in part from plan assets. During 2007, substantially all expenses were paid by the Company on behalf of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right at any time to amend the plan document to discontinue future matching contributions or to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

Knight Ridder 401k Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Reductions in Workforce

On June 16, 2008, the Company announced plans to reduce its workforce by approximately 10%.  Management is in the process of evaluating the impact, if any, of these reductions in the workforce on the Plan’s terms or participant’s vested balances.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. The fair value of investments in mutual funds is based on quoted market prices, which represent the net asset values of shares held by the Plan at year end. The fair value of common stock is based on the New York Stock Exchange quoted closing value on the last business day of the plan year. The common collective trust fund is stated at quoted redemption value, which includes fully benefit responsive investment contracts held by the common collective trust fund at their contract value.  The quoted redemption value of the common collective trust fund is not materially different from the unit value calculated when considering the fair value of the fund’s fully benefit responsive investment contracts.  The money market account is valued on the basis of historical cost plus accrued interest, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid.

Knight Ridder 401k Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 1, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although certain provisions adopted in the recent plan restatement specific to compliance with the Economic Growth and Tax Relief Reconciliation Act of 2001 were not covered by the current determination letter, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could potentially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Knight Ridder 401k Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

New Accounting Pronouncements

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007.

In November 2007, the FASB agreed to defer the effective date of Statement 157 one full year for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

Management does not expect the adoption of SFAS 157 to have a material impact to the Plan’s net assets available for benefits or changes in net assets available for benefits.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued Statement No. 159 (SFAS 159), The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. The entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. The provisions of SFAS 159 are effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The adoption of SFAS 159 is not expected to have a material impact to the Plan’s net assets available for benefits or changes in net assets available for benefits.

Knight Ridder 401k Plan

Notes to Financial Statements (continued)

3. Investments

During 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Depreciation in Fair Value of Investments

Mutual funds	$(13,132,587)
Common stock	(14,707,808)
$(27,840,395)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:
	December 31, 2007	December 31, 2006

Vanguard 500 Index Fund	$94,396,387	$101,586,324
Vanguard Explorer Fund	32,948,775	35,132,596
Vanguard Federal Money Market Fund	*	39,155,225
Vanguard International Growth Fund	47,219,345	40,333,199
Vanguard Prime Money Market Fund	35,823,321	33,999,929
Vanguard Target Retirement 2015 Fund	30,660,262	*
Vanguard Wellington Fund	62,701,350	61,225,041
Vanguard Windsor Fund	127,255,944	151,839,150

*Fair value is less than 5% of the Plan’s net assets.

Knight Ridder 401k Plan

Notes to Financial Statements (continued)

4. Related Party and Party-in-Interest Transactions

At December 31, 2007 and 2006, approximately 1% and 4%, respectively, of the Plan’s investments are in shares of the Company’s Common Stock Fund. Investments in shares of McClatchy Common Stock Fund constitute party-in-interest transactions. Purchases and sales of McClatchy Common Stock Fund for the year ended December 31, 2007 totaled $76,345 and $4,230,292, respectively.

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for only those investments as defined by the Plan and therefore, these transactions qualify as exempt party-in-interest transactions.  Participant loans are also considered party in interest transactions.

Supplemental Schedule

Knight Ridder 401k Plan

EIN# 52-2080478, Plan #022

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity date	(e) Current value

	Vanguard Fiduciary Trust Company:
	Mutual funds:
*	500 Index Fund	698,456 shares	$94,396,387
*	Explorer Fund	462,829 shares	32,948,775
*	Federal Money Market Fund	88 shares	88
*	International Growth Fund	1,902,472 shares	47,219,345
*	LT Investment Grade Fund	2,875,981 shares	26,056,390
*	Mid-Cap Index Fund	1,146,514 shares	23,732,833
*	Morgan Growth Fund	867,028 shares	16,941,731
*	Target Retirement 2005 Fund	392,365 shares	4,716,227
*	Target Retirement 2015 Fund	2,347,646 shares	30,660,262
*	Target Retirement 2025 Fund	1,926,118 shares	26,426,346
*	Target Retirement 2035 Fund	854,738 shares	12,496,268
*	Target Retirement 2045 Fund	272,344 shares	4,109,673
*	Target Retirement Inc. Fund	141,562 shares	1,575,590
*	Total Bond Market Index Fund	1,314,825 shares	13,358,617
*	Wellington Fund	1,922,175 shares	62,701,350
*	Windsor Fund	8,100,315 shares	127,255,944

	Common/collective trust fund:
*	Vanguard Retirement Savings Trust **	23,093,361 units	23,093,361

	Money market fund:
*	Prime Money Market Fund	35,823,321 shares	35,823,321

*	The McClatchy Company Common Stock Fund	391,633 shares	4,903,240

	The Walt Disney Company Common Stock Fund	151,876 shares	4,902,558

*	Participant loans	Interest rates ranging from 4.0% to 9.5%, maturing through 2022	17,988,113
	Total investments		$611,306,419

* Indicates a party-in-interest.
** Vanguard Retirement Savings Trust is stated at contract value, which materially reflects fair value. See Note 2 to the Financial Statements.

Column (d), cost, has been omitted, as all investments are participant-directed.